September 2, 2025

Trisha Gosser
Chief Financial Officer
Gannett Co., Inc.
175 Sully's Trail, Suite 203
Pittsford, NY 14534

        Re: Gannett Co., Inc.
            Form 10-K for the Year Ended December 31, 2024
            File No. 001-36097
Dear Trisha Gosser:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing